SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                     Skyline Multimedia Entertainment, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 par value
                         (Title of Class of Securities)

                                   83083P 100
                                 (CUSIP NUMBER)

                              Mr. Fredrick Schulman
                   c/o Skyline Multimedia Entertainment, Inc.
                                350 Fifth Avenue
                            New York, New York 10118
                                 (212) 564-2224
            --------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 24, 2003
                      -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO.  83083P 100

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Mr. Fredrick Schulman

                  I.D. No.:

         2. Check the Appropriate Box if a Member of a Group

            (a) [ ]
            (b) [ ]

         3. SEC Use Only

         4. Source of Funds: PF

         5. Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e) ........................ [  ]

         6. Citizenship or Place of Organization: Not Applicable.

Number of                  7.       Sole Voting Power: 474,459
Shares
Beneficially               8.       Shared Voting Power: 0
Owned By
Each Reporting             9.       Sole Dispositive Power: 4,522,912
Person With
                          10.       Shared Dispositive Power: 0

         11. Aggregate Amount Beneficially Owned by Each Reporting Person:
             4,522,912

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares
             (See Instructions) .................................... [  ]

         13. Percent of Class Represented by Amount In Row 11: 65.5%

         14. Type of Reporting Person: IN

                               Page 2 of 6 Pages

ITEM 1. SECURITY AND ISSUER


         This Statement relates to the common stock, $.001 par value ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation (the "Company"), with its principal executive offices at 350 Fifth Avenue, New York, New York 10118.





ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is filed by Mr. Fredrick Schulman.

         (b) Mr. Schulman's business address is 350 Fifth Avenue, New York, New York 10118.

         (c) Mr. Schulman's principal occupation is a self-employed attorney and investment banker. Mr. Schulman also serves as a member of the Company's Board of Directors. He conducts his occupation at the business address set forth above.

         (d) Mr. Schulman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Schulman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Schulman is a citizen of the United States.





ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         On September 15, 2003, Skyride Associates, LLC ("Skyride Associates") acquired (1) all of the outstanding Series A Convertible Participating Preferred Stock ("Series A Preferred") (a total of 1,090,909 shares) of the Company and
(2) certain promissory notes and Common Stock purchase warrants which had been issued by the Company. On September 24, 2003, Mr. Schulman acquired from Skyride Associates, for $1,000, 60% (or 654,546 shares) of the Series A Preferred.

                               Page 3 of 6 Pages

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ITEM 4.  PURPOSE OF TRANSACTION

         Simultaneously with the closing on September 15, 2003 of said acquisition of securities by Skyride Associates, three out of the five members of the Company's Board of Directors resigned and were replaced by three new directors. Richard Stewart, the member of the Board who was the designee of the Series A Preferred holder, designated Fredrick Schulman to replace him as a member of the Board and Mr. Schulman's appointment was ratified by the Board.

         The Company's Certificate of Amendment to its Certificate of Incorporation relating to the Series A Preferred grants the majority holder of the Series A Preferred the right to elect by written consent of the Series A Preferred up to two members of the Company's Board of Directors which such Certificate of Amendment states shall be limited to six members unless the Series A Preferred otherwise agrees. By acquiring 60% of the outstanding Series A Preferred from Skyride Associates, Mr. Schulman acquired the right of the majority of the Series A Preferred to elect two members of the Company's Board.

         Mr. Schulman acquired 60% of the Series A Preferred in order to secure his position as a director designated by the Series A Preferred.

         Except as set forth above in this Item 4, Mr. Schulman does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude Mr. Schulman from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.





ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to the Company's latest Quarterly Report on Form 10-QSB (for the quarter ended March 31, 2003), there are outstanding 2,095,000 shares of Common Stock, 960,000 shares of the Company's Class A Common Stock, $.001 par value per share, and 1,090,909 shares of Series A Preferred. The 1,090,909 outstanding shares of Series A Preferred may be converted at any time into a total of 7,538,181 shares of Common Stock (or one share of Series A Preferred into 6.91 shares of Common Stock). Skyride Associates has reported on its
Schedule 13D that it does not believe any shares of Class A Common Stock are outstanding and that it acquired an additional 290,000 shares of Common Stock which had originally been issued as 290,000 shares of Class A Common Stock.

         On September 24, 2003, Mr. Schulman acquired from Skyride Associates 654,546 shares of the Series A Preferred which are convertible at any time into 4,522,912 shares of Common Stock. After such acquisition, Mr. Schulman beneficially owned (had power to dispose of) 4,522,912 shares of Common Stock. Assuming the conversion of the Series A Preferred owned by Mr. Schulman (but not the conversion of the Series A Preferred owned by Skyride Associates or the

                               Page 4 of 6 Pages
exercise or conversion of any warrants or other  convertible  securities),  such
4,522,912   shares  of  Common  Stock   represent  65.5%  of  the  Common  Stock
outstanding.

         In accordance with the terms of the Series A Preferred, the Series A Preferred as a class is entitled to up to 24.9% of the aggregate voting power of the Company on all matters which come before the Company's shareholders and, therefore, the Series A Preferred owned by Mr. Schulman entitles him to up to 14.94% (or 60% of 24.9%) of the voting power of the Company on all such matters. Such 14.94% of the voting power would be equivalent to approximately 474,459 votes out of the approximately 3,175,765 total votes which could be cast on matters that come before the Company's shareholders. The terms of the Series A Preferred provide that the Series A Preferred as a class could be entitled to 50.1% of the aggregate voting power of the Company if the holders of the Series A Preferred determine in good faith that such increased voting power is reasonably necessary for the protection of their investment and gives the Company a written notice of such increased vote.

         Mr. Schulman has the sole power to vote and dispose of the capital stock of the Company beneficially owned by him. Mr. Schulman disclaims beneficial ownership of the shares of the Company's stock beneficially owned by Skyride Associates.

         Other than the transactions described above, Mr. Schulman has not effected any transaction involving the Company's securities within the preceding sixty (60) days.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As described above, Mr. Schulman became a member of the Company's Board of Directors as a designee of the holder of the Series A Preferred.




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 6, 2003

                                              /s/ FREDRICK SCHULMAN
                                            ---------------------------
                                                  FREDRICK SCHULMAN


                               Page 6 of 6 Pages